China VoIP & Digital Telecom, Inc.

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,

High-tech Industrial Development Zone, Jinan, China 250101

June 23, 2008

VIA TELEFAX (202)772-9210

Ms. Katherine Wray

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:

China VoIP & Digital Telecom, Inc.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed May 22, 2008

File No. 333-131017

Dear Ms. Wray:

We are in receipt of your comment letter dated June 17, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Executive Compensation

1.

We re-issue prior comment 1 from our letter dated May 1, 2008. The executive compensation disclosure in your amended filing still does not conform to the requirements of Item 402 of Regulation S-K. In particular, your summary compensation table is not in the format called for by Item 402(n). Please revise your filing accordingly.

ANSWER:  We have revised the Executive Compensation section on page 8 of the PRE14A/A hereto.  In particular, we revised the summary compensation table to conform to Item 402(n) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

2.

Please update your Management's Discussion and Analysis, including your Results of Operations disclosure, to address the periods covered by the financial statements included in your filing. In this regard, we note that you have added to the filing financial statements for the quarter ended March 31, 2008, but this period does not appear to be addressed by your Management's Discussion and Analysis.

ANSWER:  On page 14 – 17 of this PRE14A/A hereto, we have updated the Management’s Discussion and Analysis, including the Results of Operations for the Three Months Ended as of March 31, 2008 and for the fiscal ended as of December 31, 2006, to reflect the financial statements for the same periods.

Otherwise, we also remove the Pro Forma on the PRE 14A/A hereto as per your requested since it is not material to the investors.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kumwu
Li Kunwu
President and Chief Executive Officer

06/17/2008 12:08 FAX 2027729210 001/003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.
Washington, D.C. 20249

June 17, 2008

Please deliver the following pages to:

Name: Richard I. Anslow, Esq.
Asher Ailey, Esq.
Yarona Liang, Esq.

Firm: Anslow & Jaclin, LLP

Facsimile Number: (732) 577-1188

Number of Pages: 3
(Includes Cover Sheet)

Document: Comment Letter
China VoIP & Digital Telecom, Inc.

From: Katherine Wray

Facsimile Number: (202) 772-9210

Phone Number: (202) 551-3483

If you do not receive all pages, please telephone the above number for assistance.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

06/17/2008 12:08 FAX 2027729210 002/003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

June 17, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

Dear Mr. Kunwu:

We have reviewed your revised filing and response letter, and have the following comments. Please note that these comments are in addition to the oral comment issued by the Staff to the company's outside counsel.

Executive Compensation

Management's Discussion and Analysis or Plan of Operation

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments

06/17/2008 12:09 FAX 2027729210 003/003

Li Kunwu
China VoIP & Digital Telecom, Inc.
June 17, 2008
Page 2

and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
Richard I. Anslow, Esq.
Asher Ailey, Esq.
Anslow & Jaclin, LLP